Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 840-I dated October 29, 2007

Underlying supplement no. 1010 dated October 30, 2007

Registration Statement no. 333-134553

Dated October 30, 2007

Rule 433

Preliminary Terms and Conditions, October 30, 2007	Telephone: +1 212 526 0905

Buffered Return Enhanced Notes Linked to a Basket Consisting of an Index

Component and an Index Fund Component

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 840-I dated October 29, 2007, underlying supplement no. 1010 dated October 30, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 840-I, underlying supplement no. 1010, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 840-I, underlying supplement no. 1010, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Buffered Return Enhanced Notes Linked to a Basket Consisting of an Index Component and an Index Fund Component (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns from exposure to an equally weighted basket (the “Basket”) consisting of an index component and an index fund component. The Index Component consists of the Russell Top 200™ Index. The Index Fund Component consists of the iShares® Russell Midcap Growth Index Fund. Investments (like the Notes) that are partially buffered against market declines can help reduce portfolio risk while maintaining enhanced participation in equities. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA-)†
Issue Size:	$[TBD]
Pricing Date:	[TBD]‡
Settlement Date:	[TBD]‡
Valuation Date:	[TBD]‡††
Maturity Date:	[TBD] ‡††
Term:	5 years
Basket:	The Notes are linked to an equally weighted basket consisting of an “Index Component” (the Russell Top 200™ Index) and an “Index Fund Component” (the iShares® Russell Midcap Growth Fund).
Buffer Amount:	15%
Participation Rate:	108% to 113%. The actual Participation Rate will be determined on the Pricing Date.
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):

If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return and the Participation Rate. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Basket Return × Participation Rate)]

If the Basket Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and greater than or equal to -15%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.
If the Basket Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Basket beyond the Buffer Amount. If the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will lose 1% per $1,000 principal amount Note for every 1% that the level of the Basket declines, beyond 15%, from the Starting Basket Level to the Ending Basket Level. Accordingly, if the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + [$1,000 × (Basket Return + 15%)]

You may lose up to 85% of your investment at maturity if the Basket Return is negative and the absolute value of the Basket Return exceeds the Buffer Amount.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the Pricing Date.
Ending Basket Level:	Ending Index Component Level + Ending Index Fund Component Level
INDEX COMPONENT Ending Index Component Level:	Starting Index Component Level × (1 + the sum of Basket Index Return)
Starting Index Component Level:	50
Index Return:	Index Ending Level - Index Starting Level Index Starting Level
Index Ending Level:	The relevant Index Closing Level on the Valuation Date, subject to postponement due to the occurrence of a Market Disruption Event

Index Starting Level:	Index	Bloomberg Ticker	Index Starting Level*
	Russell Top 200™ Index	R200	[ ]

* The Index Starting Level is the closing level of the Index on the Pricing Date.
Index Sponsors:	Frank Russell Company
INDEX FUND COMPONENT
Ending Index Fund Component Level:	Starting Index Fund Component Level × (1 + Basket Share Return)
Starting Index Fund Component Level:	50
Basket Share Return:	Ending Share Price – Starting Share Price Starting Share Price

Starting Share Price:	Index Fund Price*	Bloomberg Ticker	Initial Share
	iShares® Russell Midcap Growth Index Fund	IWP	[ ]

* The Initial Share Price is the closing price per share of the Index Fund on the Pricing Date.

Ending Share Price:	The closing price per share of the Index Fund on the Valuation Date, times the Share Adjustment Factor.
Underlying Index to the Index
Fund:	Russell Midcap® Growth Index
Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 840-I for further information about these adjustments.
Market Disruption Event:	A “Market Disruption Event” means, for an Index and for an Index Fund, a market disruption event (as defined under “Description of Notes—Market Disruption Events” in the accompanying product supplement no. 840-I).
Calculation Agent:	Lehman Brothers Inc.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P7C9
ISIN:	US52517P7C99

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 840-I.

Investing in the Buffered Return Enhanced Notes Linked to a Basket Consisting of an Index Component and an Index Fund Component involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 840-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1010 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 840-I, underlying supplement no. 1010 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$5.50	$994.50
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.50 per $1,000 principal amount, or 0.55%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

October 30, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 840-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1010 (which describes both the Index Component and Index Fund Component, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 840-I, underlying supplement no. 1010, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 840-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 840-I and “Risk Factors” in the accompanying underlying supplement no. 1010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 840-I dated October 29, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507228422/d424b2.htm

•	Underlying supplement no. 1010 dated October 30, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507229802/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to participate in a positive Basket Return. The Notes are not subject to a predetermined maximum gain and any return at maturity will be determined by whether, and to the extent which, the Basket Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 15% from the Starting Basket Level. If the Ending Basket Level represents a decline of more than 15% from the Starting Basket Level, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument

Potential Application of the Constructive Ownership Rule. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund) (the “Underlying Shares”). Under the “constructive ownership” rule, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the United States holder, determined as if the United States holder had acquired the Underlying Shares on the original issue date of the Notes at fair market value and sold them at fair market value on the Maturity Date (if the Notes were held until the Maturity Date) or on the date of sale or exchange of the Notes (if the Notes were sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange or settlement of the Notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the Notes).

Although the matter is not clear, there is a risk that an investment in the Notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of the Notes will be recharacterized as ordinary income. Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rule.

See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 840-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index Fund Component or any of the stocks included in the Index Component or Index Fund Component. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 840-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1010. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return on principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and on the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline in the level of the Basket beyond the 15% buffer from the Starting Basket Level to the Ending Basket Level. IF THE BASKET RETURN IS NEGATIVE, AND ITS ABSOLUTE VALUE EXCEEDS THE BUFFER AMOUNT, YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL.

•

Changes in the Level of the Index Component and Index Fund Component May Offset Each Other: The Notes are linked to a basket composed of the Index Component and the Index Fund Component. At a time when the level of either the Index Component or the Index Fund Component increases, the level of the other may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of either the Index Component or the Index Fund Component may be moderated, or more than offset, by lesser increases or declines in the level of the other Component.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index or Index Fund Component would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $5.50 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•

A Market Disruption Event on a Day that Would Otherwise be the Valuation Date Will Delay Settlement of the Notes: If a Market Disruption Event occurs on a day that would otherwise be the Valuation Date, settlement of the notes will be delayed, depending on the circumstances surrounding the Market Disruption Event, for up to eight Trading Days following the Maturity Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 840-I.

•

Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Index, Index Fund or the stocks underlying the Index or Index Fund. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Index, the Index Fund or the stocks underlying the Index or Index Fund.

•

The Closing Level of the Index and the Closing Price of the Index Fund on the Valuation Date May be Below the Closing Level of the Index or Closing Price of the Index Fund, as applicable on the Maturity Date or at Other Times During the Term of the Notes: Because the Ending Basket Level is calculated on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility at or around the Valuation Date could materially affect the Ending Basket Level. For example, a significant decline in the closing level of the Basket on the Valuation Date would result in a corresponding decline in the Payment at Maturity, notwithstanding a significant increase in the closing level of the Basket on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you receive from investing directly in any security included in the Index, the Index Fund (or any Underlying Index) or any of the securities held by the Index Fund or contracts relating to the Index or Index Fund for which there is an active secondary market.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Basket for Basket Returns from -100% to 100%. It reflects the Starting Basket Level of 100 and assumes a Participation Rate of 110.5% (the midpoint of the range of 108% to 113%). The actual Maximum Total Return will be set on the Pricing Date. The hypothetical Payments at Maturity set forth below are for illustrative purposes only any may not represent the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Ending Basket Level	Hypothetical Total Amount Payable at Maturity Per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
100%	200.00	$2,105.00	110.50%	16.05%
75%	175.00	$1,828.75	82.88%	12.83%
50%	150.00	$1,552.50	55.25%	9.20%
45%	145.00	$1,497.25	49.73%	8.41%
40%	140.00	$1,442.00	44.20%	7.60%
35%	135.00	$1,386.75	38.68%	6.76%
30%	130.00	$1,331.50	33.15%	5.89%
25%	125.00	$1,276.25	27.63%	5.00%
20%	120.00	$1,221.00	22.10%	4.07%
15%	115.00	$1,165.75	16.58%	3.11%
10%	110.00	$1,110.50	11.05%	2.12%
5%	105.00	$1,055.25	5.53%	1.08%
0%	100.00	$1,000.00	0.00%	0.00%
-5%	95.00	$1,000.00	0.00%	0.00%
-10%	90.00	$1,000.00	0.00%	0.00%
-15%	85.00	$1,000.00	0.00%	0.00%
-20%	80.00	$950.00	-5.00%	-1.02%
-25%	75.00	$900.00	-10.00%	-2.09%
-30%	70.00	$850.00	-15.00%	-3.20%
-35%	65.00	$800.00	-20.00%	-4.36%
-40%	60.00	$750.00	-25.00%	-5.59%
-45%	55.00	$700.00	-30.00%	-6.89%
-50%	50.00	$650.00	-35.00%	-8.25%
-75%	25.00	$400.00	-60.00%	-16.74%
-100%	0.00	$150.00	-85.00%	-31.57%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to the Ending Basket Level of 110. Because the Ending Basket Level of 110 is above the Starting Basket Level of 100 and the Basket

Return of 10% multiplied by 100%, the investor receives a Payment at Maturity of $1,110.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (10% × 110.5%)] = $1,110.50

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Because the level of the Basket has declined from the Starting Basket Level of 100 and the percentage decline, 10%, does not exceed the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the level of the Basket has declined from the Starting Basket Level of 100 and the percentage decline, 30%, exceeds the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $850.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-30% + 15%)] = $850.00

Basket Index Fund Information

The following graphs set forth the daily historical closing levels of the Basket Index Fund from October 24, 2002 through October 29, 2007. The closing level of the Basket Index Fund on October 29, 2007 was 118.36.

We obtained the Basket Index Fund closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket Index Fund on the Valuation Date. We cannot give you assurance that the performance of the Basket Index Fund will result in a Payment at Maturity in excess of 15% of your initial investment.

Basket Index Information

The following graphs set forth the daily historical closing levels of the Basket Index from October 24, 2002 through October 29, 2007. The closing level of the Basket Index on October 29, 2007 was 365.38.

We obtained the Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Index will result in a Payment at Maturity in excess of 15% of your initial investment.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.